November 23, 2004

Jing Hong
c/o The Corporate Trust Company of Nevada
As agent for Logicom Inc.
Suite 500
6100 Neil Road
Reno, Nevada 89511

Re:	Logicom, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
	Filed October 22, 2004
      File No. 333-118719

Dear Ms. Hong:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. State that the shares being resold constitute approximately 68% of the total outstanding shares of common stock.

Prospectus Summary - Page 4
2. State in the first sentence that the registrant is a
development
stage software development company and that you have no revenues to
date.
3. Revise to correct your telephone number and website address, here
and on page 15.
4. If your three officers, directors, and employees are physically located in China, expand the first paragraph to so state. Also state that your only asset is cash you received in the sale of the common
stock that is now being registered for resale.
5. We note your statement referring investors to your website for "more information on [y]our business." When an issuer includes a hyperlink to an external web site within a document required to be filed or delivered under the federal securities laws, we believe it demonstrates the issuer`s intent to make the information part of its
communication with investors, security holders and the markets,
and
therefore it is appropriate for the issuer to assume
responsibility
for the hyperlinked information as if it were a part of the
document.
Please confirm your understanding of this position and file the hyperlinked information as part of the document, or revise your document to clarify your intent with regard to the incorporation by
reference of the hyperlinked information.   Refer to Securities
Act
Release No. 33-7856, Use of Electronic Media (May 4, 2000).
6. We note your statement here and on page 10 that you have "just recently begun developing [y]our voice interface software platform in
February of 2004." However, your website indicates that your founders have been developing voice enabled e-commerce solutions since 1998. Please reconcile these statements and revise your document accordingly.
7. We note your statement that you intend to become one of the leading providers of natural language speech recognition, speaker verification and voice-enabled electronic commerce solutions. However, you explain that you intend your product to provide the basis on which other designers and engineers will develop these applications. Therefore, your statement that you intend to become a
"provider" of these applications seems inappropriate.

Risk Factors - Page 5

Risks associated with our business - Page 5
8. We note your disclosure on page 15 that indicates you will be dependent on resellers and distributors for the sale of your product.
Please include a risk factor that discusses the risks associated with this reliance.
9. Discuss the business risks that arise from that fact that you have no employees other than your three officers and directors and no assets other than cash.

      Our auditors have issued a going concern opinion... - Page 5
10. Where you state that you believe the $24,240 will be enough to support operations until up to early 2006, also disclose the expenses incurred during the first nine months of 2004.

We have no operating history as a software development company...
-
Page 6
11. Revise to update your net loss since inception as of the most recently completed quarter.

	If we are unable to obtain the necessary financing ... - Page
6
12. Expand to discuss the impact the registered resale of shares by your existing shareholders is likely to have on your ability to sell additional equity securities.

Even though we will treat our voice interface software platform as proprietary... - Page 7
13. We note your disclosure that you treat all of your proposed software programs and their associated technology as proprietary. Revise to clarify what you mean by treating your product and technology as "proprietary" and describe the means you use to protect your technology.

	We depend to a significant extent on certain key personnel
.... -
Page 7
14. Expand to disclose that you have only three employees, including your officers and directors.

If our estimates related to expenditures are erroneous our business will fail... - Page 7
15. Please provide a cross-reference to the section of the document where management`s estimates are described. Also revise this risk factor to explain why you consider any costs incurred as a result of an error in management`s estimates to be unnecessary.

      Risks associated with our common stock - Page 8
16. We note your disclosure on page 27 regarding the likelihood that your common stock will be subject to the penny stock rules. Please revise to add a risk factor discussing the risks associated with the penny stock rules and the effect they may have on investors in your offering, the market for your company`s shares, and your share price.

	Because all of our officers and directors are located... -
Page
8
17. Revise to explain where your three directors and officers reside.
If it is other than in British Columbia, disclose the amount of time they actually spend in your business office there.


Forward-Looking Statements - Page 9
18. Because Logicom is not currently an Exchange Act reporting company, please revise to eliminate the reference to the Private Securities Litigation Reform Act of 1995 as the safe harbors contained in that legislation do not apply to statements made by non-reporting companies.

The Offering - Page 9
19. We note your statement that the shares being offered for resale by the selling shareholders were acquired in a transaction for which you claimed an exemption pursuant to Regulation S. Please supplementally describe the factual basis for the exemption.

Business - Page 10
20. Briefly explain why your executive offices are located in
British
Columbia when it appears that your three officers and directors are
in China.  Briefly describe your executive offices in an
appropriate
location in the Business section.
21. Revise to highlight the fact that many, if not all, of the applications that you describe in this section as dependent on your software platform will require further development of products and
capabilities once your product is developed and sold.   Also
distinguish more clearly the product you are developing from the applications for which it may or may not eventually be used.
22. Revise to discuss the effects of existing or probable governmental regulations on your business. In particular, discuss the effect of Chinese regulations, since you intend to do most of
your business in China.   Also discuss whether you will need to
obtain government approval of your intended products or services.

      Present Stage of Development - Page 12
23. Revise to update your disclosure with regard to the current status of your relationship with Nantong Branch of China Mobile Communication and the status of any testing that has been completed to date. Also state when you expect such a relationship to be formalized, if it has not yet been formalized. Finally, please ensure that you have filed all material agreements as exhibits to the registration statement.

      Industry Analysis - Page 12
24. Clarify your first sentence of this section, if true, to indicate that you believe telephones are "more readily available" than personal computers.
25. Revise to indicate the region(s) that have experienced deregulation, which you believe has served as a catalyst for telephone carriers to provide value-added services in order to retain customers.

      Strategic Relationships - Page 13
26. Please revise to remove the inference that China Telecom, Unicom,
Netcom and China Mobile Communications are potential testers of your product. Also indicate whether you have approached any of these companies or any other companies to form a relationship or arrangement for the testing of your product. If not, disclose when you plan to do so.

      Legal - Page 15
27. Revise to explain how you protect your technology since you do not have any patents. Also explain the limitations of U.S. and Canadian patents that you intend to obtain in protecting your intellectual property in China, where you expect to do most of your business.

Plan of Operations - Page 16
28. The first sentence of the fifth paragraph in this section indicates that you have already developed a relationship with Nantong
Branch of China Mobile Communications to test your product.
Please
revise to clarify the status of the negotiations to formalize this agreement. Also describe your relationship with Nantong and the material terms of any agreement. Unless you have received a commitment that Nantong Branch of China Mobile Communications will license your prototype software platform and retain you service if the tests are positive, delete the last sentence of this paragraph.
Finally, revise to indicate when you expect testing to be completed.
29. If the amounts you plan to spend on hiring and employing a sales person are significant you should make disclosure about the planned expenditures and how you intend to fund those expenditures.

Liquidity and Capital Resources - Page 17
30. Please reconcile your statement that you anticipate your operating expenses will be $25,000 for the next twelve months with the disclosure in your Plan of Operations, which indicates that you will require between $37,000 to $47,000 over that same period and revise your disclosure accordingly.
31. We note your statement that you anticipate that you may need to raise additional capital to continue your operations. Revise to indicate when you expect you may need to raise this additional cash in order to continue your operations. In this regard, we note your disclosure in Note 1 to your audited financial statements of March 31, 2004 that indicates you have plans to seek additional capital through a public offering of your common stock.

Management - Page 18
32. Please briefly describe the business of Creative Technologies, and describe the responsibilities that Ms. Hong had there.
Similarly explain what Jiangsu Province Post & Communications
Bureau
does and what Mr. Zhou`s responsibilities entailed.

Security Ownership of Certain Beneficial Owners and Management -
Page
20

Principal Stockholders - Page 20
33. Please reconcile the amount of common shares held by directors and officers as a group (2,000,000) with the percentage of class held
(38.202%), which, according to the footnote to the table, is based on
2,225,000 total shares issued and outstanding at September 30, 2004.

Certain Relationships and Related Transactions - Page 21
34. Revise to provide the disclosure required pursuant to Item
404(d)
of Regulation S-B, or supplementally represent that no such disclosure is required.

Selling Stockholders - Page 23
35. Please state any position, office or other material relationship, which any of the selling security holders have had with you, as required by Item 507 of Regulation S-B.

Description of Capital Stock - Page 26
36. The statement that all outstanding shares of your common stock are fully paid and non-assessable is a legal conclusion that you are not qualified to make. Either delete the statement or identify the counsel that has made the conclusion and file counsel`s consent to be named in this section as an exhibit to the registration statement.

March 31, 2003 Financial Statements
37. Please revise the filing to include an updated accountant`s consent.


Note 2, Significant Accounting Policies - Page F-7

      f) - Foreign Currency Translation - Page F-9
38. We see your functional currency is the Canadian dollar and you translate your assets and liabilities into the US dollar, your reporting currency. Please tell us why no translation adjustment is reflected in your balance sheet and in a comprehensive earnings
(loss) disclosure. Refer to Statement 52 and Statement 130. Revise the filing as necessary based on our comment. We may have further comments after reviewing your response.

Note 3, Common Stock - Page F-10
39. We see you issued 2,225,000 shares of stock in February 2004 and see you present 1,838,043 weighted average shares outstanding during the period from January 23, 2004 to March 31, 2004 in your statement of operations. Please supplementally demonstrate how your weighted average share outstanding calculation complies with Statement 128. Revise the filing as necessary based on our comment.

September 30, 2004 Financial Statements

Interim Statements of Operations - Page F-13
40. We note from your property description on page 18, that your officers and directors provide office space at no charge. If material, clarify in the footnotes whether unpaid rent has been accrued and expensed in the financial statements. If an officer is contributing office space, it appears that the contributed services should be valued and recorded. For reference see SAB Topic 1B and 5H.
41. As a related matter, it appears as though your executive officers were not compensated for their services. If an officer is contributing his/ her time, contributed services should be valued and recorded.
42. We note from page 12 of your business description that you have spent a total of $6,000 on research and development activities. Tell us how you account for such expenditures and where they are recorded in your financial statements.
43. Please tell us why you believe the "Accounting and Auditing Fees" per this statement are reported in the correct period. It does not seem logical to us that the amount in the three-month period would exceed that in the six-month period. Revise the filing as necessary based on our comment.


Part II

Recent Sales of Unregistered Securities - Page 37
44. Revise to explain the factual basis for your claim that the sales of securities in February, 2004 were exempt from registration under the Securities Act pursuant to Regulation S, as required by Item
701(d) of Regulation S-B.

Exhibits - Page 40
45. Please revise to correct the initial filing date of the registration statement, which was September 1, 2004.

Undertakings - Page 40
46. Revise to ensure that the undertaking you provided as (1)(c) is the same as the required in Item 512(a)(1)(iii) of Regulation S-B.
47. The last paragraph of this section does not appear to apply to your filing. Please delete.

Exhibit 5.1
48. Please note that counsel may not indicate that it is not qualified to opine on Nevada law. Please revise to remove the statements qualifying counsel`s opinion as to jurisdiction and that counsel is "generally familiar" with Nevada law.
49. We note the last sentence of the penultimate paragraph of the opinion. Please be advised that you will need to file a new signed and dated opinion prior to effectiveness.


* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric Atallah at (202) 824-5266 or Jay Webb at
(202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth
Breslin at (202) 942-2914 or me at (202) 942-1880 with any other questions.



Sincerely,



							Peggy A. Fisher
      Assistant Director

cc (via fax):	Ailin Wan, Esq.
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Logicom, Inc.
November 23, 2004
Page 1